Siemens AG, Vorsitzender des Vorstandes, 80312 Muenchen

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

June 25, 2007

Re:            Siemens Aktiengesellschaft
Form 20-F for the Fiscal Year Ended September 30, 2006
Filed December 11, 2006
File No. 1-15174

Dear Mr. Spirgel:

Further to your letter of May 21, 2007, please find below our responses to the comments you have raised with respect to the Form 20-F (“Form 20-F”) of Siemens Aktiengesellschaft and its consolidated subsidiaries (“Siemens” or “the Company”) for the fiscal year ended September 30, 2006.  For your ease of reference, each comment contained in the comment letter is printed below in bold and italics and is followed by the Company’s response.

Siemens AG Vorsitzender des Vorstandes der Siemens AG Head: Klaus Kleinfeld	Postal address: Siemens AG Vorsitzender des Vorstandes 80312 Muenchen	Office address: Wittelsbacherplatz 2 80333 Muenchen Tel: +49 (89) 636-00 Fax: +49 (89) 636-34242
Siemens Aktiengesellschaft: Chairman of the Supervisory Board: Gerhard Cromme
Managing Board: Klaus Kleinfeld, Chairman, President and Chief Executive Officer; Johannes Feldmayer, Heinrich Hiesinger, Joe Kaeser,
Rudi Lamprecht, Eduardo Montes, Juergen Radomski, Erich R. Reinhardt, Hermann Requardt, Uriel J. Sharef, Klaus Wucherer
Registered offices: Berlin and Munich; Commercial registries: Berlin Charlottenburg, HRB 12300, Munich, HRB 6684
WEEE-Reg.-Nr. DE 23691322

Letter of June 25, 2007 to Mr. Larry Spirgel Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission

“Financial Statements
2. Summary of significant accounting policies

We note your disclosure on page F-15 and in Note 32 concerning the investigations of the Company’s activities and the related misstatements in your previously reported income tax expense amounts. We understand management has concluded that those error amounts, and your correction of them, were not material to the 2006 financial statements or to beginning shareholders’ equity as of October 1, 2003. Given that the misstatements were recorded to conceal unlawful conduct and were intentional, it is unclear why restatement of all affected periods is not appropriate. Please advise us and include in your response an explanation of your consideration of the guidance found in SAB 99.”

Background

As disclosed in Note 32, on November 15, 2006, Munich prosecutors conducted searches and arrested certain individuals in connection with an investigation of certain current and former employees of the Company on suspicion of embezzlement, bribery and tax evasion.  The Munich prosecutors alleged that from 2002, the arrested individuals siphoned off money from the Company’s Communications Group (“Com”) via off-shore companies and their own accounts in Switzerland and Liechtenstein.  As disclosed, the prosecutors further indicated that whether and the extent to which the diverted funds were used for bribes remained to be determined (p. F-78).  As further disclosed, related investigations were conducted in Switzerland, Liechtenstein and Italy.

The Company concluded that business consultant agreements (“BCAs”) may have been used to make payments which raised concerns under the legislation of the United States, Germany and other countries.  The Company accordingly conducted an internal analysis of BCAs within Com and identified a significant number of payments made in connection with these contracts over the course of approximately a seven-year period for which the Company was, as of December 11, 2006, either not able to establish a valid business purpose or clearly identify the recipient.

The payments identified in years other than fiscal 2006 had been recorded as deductible business expenses in determining income tax provisions.  The Company concluded that certain of these payments were non-deductible under German tax regulations.  The Company accordingly recorded additional deferred and current income tax charges in the financial statements, as disclosed on p. F-15, to reflect the non-deductibility of these expenses. The Company reported this issue to the German tax authority before filing its Form 20-F on December 11, 2006.

The identified additional deferred and current income tax charges  were disclosed on p. F-15 and totaled €168 million over a period of approximately seven fiscal years (2006: €31 million; 2005: €17 million; 2004: €25 million; 2003: €39 million; 2002: €28 million; 2001: €21 million; 2000: €7 million).  Pursuant to the quantitative analysis of the misstatements under SAB 99, the Company concluded that neither the financial statements for fiscal year 2006 nor any prior-period financial statements were materially misstated.

Letter of June 25, 2007 to Mr. Larry Spirgel Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission

Qualitative Materiality Analysis

The Company also performed a qualitative materiality analysis in accordance with the guidance provided by SAB 99 and concluded that none of the qualitative materiality considerations indicated a material misstatement. Accordingly, the Company concluded that a restatement of prior periods in accordance with the guidance in SFAS 154 was not required.

With respect to the qualitative materiality factor of “concealment of an unlawful transaction,” the Company concluded that the income tax-related misstatements were not qualitatively material.

As disclosed, the Company concluded that the payments identified under BCAs raised concerns under the legislation of the United States, Germany and other countries (p. F-79).  The possibility that these payments were used to facilitate unlawful transactions was therefore clearly disclosed in the Form 20-F. As also disclosed, the Munich prosecutors indicated, in connection with their investigation, that whether and the extent to which the funds diverted from Com via off-shore companies and accounts of certain individuals in Switzerland and Liechtenstein were used for bribes, remained to be determined. Similarly, due primarily to the ongoing investigations, the Company was also not able, as of December 11, 2006, to determine that the identified BCA payments were, in fact, unlawful.  On December 22, 2006, the law firm of Debevoise & Plimpton LLP (“Debevoise”) and a forensic accounting firm were formally engaged to report directly to the Audit Committee and conduct an independent and comprehensive investigation to determine whether anti-corruption regulations had been violated. The independent investigation is still ongoing and Debevoise has not yet reached a conclusion with respect to the lawfulness of the underlying BCA payments and transactions.

With respect to the element of intentional concealment, it should be noted that the misstatements in question relate to deferred and current income tax charges (and tax assets and liabilities) relating to identified payments in connection with certain BCAs. It should be noted that the income tax-related error was a consequence of the initial recording by Com of the underlying expense represented by the identified BCA payments.  The Company did not conclude that such incorrect recording had been made with the intent of misstating the income tax-related line items.  In this regard, the Company also notes that the Company’s primary performance measure for management compensation on the level of Siemens central functions and Group and Divisional level is not linked to income tax-related line items or net income, but is based on Economic Value Added (“EVA”), which is calculated utilizing a flat tax rate, excluding the impact of actual income tax, and is not impacted by the misstatements.

Based on the foregoing, the Company concluded that the SAB 99 analysis did not trigger a restatement of prior periods and respectfully submits that from a materiality perspective, the Form 20-F provided to the investor all the information that would have changed or influenced the judgment of a reasonable person relying on the report and that a restatement of the years presented would not provide the investor with additional information not contained in the Form 20-F or significantly alter the “total mix” of information made available to the investor.

Letter of June 25, 2007 to Mr. Larry Spirgel Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission

 “3. Acquisitions, dispositions and discontinued operations
b) Dispositions (including assets and liabilities held for disposal), page F-23

We note Siemens expects to realize a gain on the carrier-related operations/NSN exchange transaction.  In light of the fact that you apparently will be receiving an economic interest in NSN and not cash, explain to us your basis in GAAP for recognizing a gain in your financial statements. Refer to the statements regarding joint ventures made by the SEC Observer in paragraphs 8 and 10 of EITF 01-2.”

The statements in paragraphs 8 and 10 of EITF 01-2 explain the accounting for an exchange of a consolidated business for an interest in a joint venture.  According to APB 18, paragraph 3d, a “corporate joint venture” refers to a corporation owned and operated by a small group of businesses as a separate and specific business for the mutual benefit of the members of the group. Paragraph 51b of the AcSEC Issues Paper defines a joint venture as an arrangement whereby two or more parties (the venturers) jointly control a specific business undertaking and contribute resources towards its accomplishment.

In the case of Nokia Siemens Networks (“NSN”), Nokia and Siemens both own an economic share of approximately 50% of NSN, however Nokia and Siemens do not have joint control over the decision-making process of NSN and NSN is accordingly not a true corporate joint venture within the meaning of APB 18.  Nokia has control over the decision-making process of NSN through a majority voting interest and will accordingly also consolidate NSN, while Siemens will account for NSN as an equity method investment due to its ability to exercise significant influence over operating and financial policies of NSN.

Paragraph 10 of EITF 01-2 states that the exchange of a business for an equity method investment that is not an interest in a joint venture must be accounted for at fair value unless fair value is not determinable within reasonable limit. Paragraph 44 and exhibit 01-2A of EITF 01-2 state that SEC registrants are required to account for a non-monetary exchange transaction at fair value, when the asset given up is a controlled group of assets that meets the definition of a business and the asset received is an investment accounted for by the equity method.

We believe that issue 6 in EITF 01-2 describes the correct accounting treatment for the carrier-related operations/NSN transaction: if the fair value of the asset given up is greater than its carrying value, then a partial gain should be recognized if the entity accounts for the ownership interest received using the equity method.  The statement in our financial statements that we expect to realize a gain on this transaction refers to this partial gain that we expect to realize. We calculate the partial gain as the difference between the fair value and the carrying value of the assets given up (carrier-related operations) less the portion of that gain represented by the economic interest retained (economic interest in NSN).

Letter of June 25, 2007 to Mr. Larry Spirgel Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission

“We note that the assets and liabilities of the carrier-related operations are classified as held disposal in your consolidated balance sheet and that they are measured at the lower of their carrying amount or fair value less cost to sell.  Describe for us your consideration of how this disposition will meet the criteria of paragraph 42 of SFAS 144 given that you expect to maintain a significant influence over your investment in NSN and enjoy benefits from the cash flows from these carrier-related operations.”

The assets and liabilities of the carrier-related operations meet all of the criteria of paragraph 30 of SFAS 144 and are therefore classified as held for disposal.

According to paragraph 42 of SFAS 144, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and the entity will not have any significant involvement in the operations of the component after the disposal transaction.

Due to Siemens’ continuing involvement in the carrier-related operations, the criteria of paragraph 42 of SFAS 144 are not met.  Accordingly, we did not present the results of the carrier-related operations as discontinued operations. The carrier-related operations have been presented as continuing activities in Siemens’ Consolidated Financial Statements under US GAAP. Discontinued operations are separately stated in our financial statements on page F-25 (“c) Discontinued Operations”) and include only the sale of our Mobile Devices business.

“See the second paragraph of page F-24 and tell us how your planned sale of your enterprise-related operations meets the conditions of paragraphs 30d and 31 of SFAS 144 in light of the uncertainties surrounding the ongoing investigations of your Communications operations group.”

In order for a long-lived asset (disposal group) to be classified as held for sale in a particular period, paragraph 30d of SFAS 144 requires that the sale of such asset be probable and the transfer of such asset be expected to qualify for recognition as a completed sale, within one year (except as permitted by paragraph 31).

As of December 11, 2006, the Company’s assessment that the conditions of paragraph 30d of SFAS 144 were met was not significantly affected by the ongoing investigations of Com.  The Company’s assessment was that the ongoing investigations of Com would not have a significant impact on the divestment process of the enterprise networks business. This assessment was based on the fact that the identified questionable BCAs and payments related mainly to Com’s carrier networks business and not to the enterprise networks business.

At that time, the Company had assembled a data room for this business, which was being used by potential purchasers, and interested parties had submitted non-binding bids to the Company.  Based on the contents of the bids received from and the negotiations conducted with potential purchasers, the Company did not have cause to conclude that the divestment process would be significantly delayed by the ongoing investigations.

Letter of June 25, 2007 to Mr. Larry Spirgel Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission

“32. Subsequent Events

With respect to each of the disclosed investigations of the Company and its current and former employees, please quantify for readers the amount of losses accrued and provide the additional information called for in paragraph 10 of SFAS No 5. Also, with respect to each contingent loss please explain to us how your accounting is in compliance with the guidance in SFAS No 5 and FIN 14. Include in your explanation your consideration of any information or evidence that became known subsequent to your balance sheet date with respect to contingent losses existing at year-end.”

As disclosed in Note 32, on November 15, 2006, Munich prosecutors conducted searches and arrested certain individuals in connection with an investigation of certain current and former employees of the Company on suspicion of embezzlement, bribery and tax evasion. As further disclosed, related investigations were conducted in Switzerland, Liechtenstein and Italy.

Pursuant to paragraph 8b of SFAS 5 and FIN 14, an estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met: (a) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (b) the amount of loss can be reasonably estimated.

With respect to the nature of potential losses relating to the ongoing investigations, the Company disclosed on p. F-79 that criminal or civil sanctions may be brought against the Company itself or against certain of its employees in connection with possible violations of law and that the Company’s operating activities may also be negatively affected due to imposed penalties, compensatory damages or due to the exclusion from public procurement contracts.  Primarily due to the ongoing investigations, the Company was not able, as of December 11, 2006, to reasonably estimate the amount of any loss in connection with matters which were the subject of the investigations.  Accordingly, Siemens did not make an accrual for a loss contingency directly relating to the disclosed investigations in the Consolidated Financial Statements for fiscal year 2006, and disclosed in Note 32 that no charges for related loss contingencies were accrued as management did not yet have enough information to reasonably estimate the amount of potential losses.

Pursuant to paragraph 10 of SFAS 5, if no accrual is made for a loss contingency because the amount of loss can not be reasonably estimated, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Based on the evaluation of the disclosed investigations, the Company concluded that there was a reasonable possibility that a loss may have been incurred.  As indicated, the Company disclosed the nature of possible losses.  For the reason listed above, however, the Company was also not in a position, as of December 11, 2006, to estimate the possible loss or range of loss.

Letter of June 25, 2007 to Mr. Larry Spirgel Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission

*      *      *

In making these responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these responses provide you with the information you require. However, should you have any further queries, please do not hesitate to direct these queries to Mr. Joe Kaeser, Executive Vice-President and Chief Financial Officer of Siemens (fax no. 011-49-89-636-58-005).

Yours sincerely,

SIEMENS AKTIENGESELLSCHAFT
June 25, 2007

	/s/	DR. KLAUS KLEINFELD
	Name:	Dr. Klaus Kleinfeld
	Title:	President and Chief Executive Officer

	/s/	JOE KAESER
	Name:	Joe Kaeser
	Title:	Executive Vice-President and Chief Financial Officer

cc:	Robert S. Littlepage U.S. Securities and Exchange Commission

Joseph M. Kempf U.S. Securities and Exchange Commission